FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Barbican, London today, the following speeches were given by Group Chairman, Douglas Flint; Group Chief Executive, Stuart Gulliver; and Chairman of the Group Remuneration Committee, Sir Simon Robertson.

Group Chairman, Douglas Flint, said:

Good morning and welcome to HSBC's Annual General Meeting.

There have been a number of changes to the composition of your Board since last year's AGM.

Jim Comey stepped down in September 2013 having been appointed as the 7th Director of the US Federal Bureau of Investigation and I would like to thank him for the contribution he made to HSBC during his brief time as a non-executive director.

Kathleen Casey, Sir Jonathan Evans and Jonathan Symonds have all joined the Board as non-executive directors, bringing with them extensive financial, regulatory and governance experience. Marc Moses, our Group Chief Risk Officer, has also joined the Board as an executive director, reflecting the increasing importance of risk management. Ben Mathews was appointed as our Group Company Secretary last July.

As you are aware, John Coombe and James Hughes-Hallett will be retiring from the Board at the end of today's meeting and I would like to take this opportunity to express my gratitude to both of them for their service and significant contribution over many years. We wish them both well for the future.

As I noted in my covering letter to the Notice of Meeting, we have this year produced a Strategic Report in order to bring together in one place - within a shorter document - the salient features of our purpose, our diversified business model, our organisational structure and how we manage and control our business operations within a set of clearly articulated Values. I hope you found the Strategic Report helpful to your understanding of HSBC. We would welcome your feedback on this new approach.

One of the real benefits of producing such a document from scratch is that it affords the opportunity to reflect again upon what it is that defines HSBC, distinguishes HSBC and where the key risks are to the delivery of sustainable success for you, our shareholders. What is clear is that our increasingly distinctive international network and diversified business model continues to offer great scope to capture high quality opportunities that will yield good returns to all our stakeholders. These lie within our core competencies of financing our customers and facilitating risk management as they participate in trade and investment flows.

Supporting this, and in order to ensure our business model is sustainable, we also have to make sure our risk management and control frameworks are as robust as possible. This is achieved in part through eliminating or restructuring businesses with higher inherent risk characteristics which are uneconomic to mitigate. We made further good progress in this regard in 2013. From the Board's perspective, HSBC's commitment to implementing global standards, addressing regulatory changes and managing increased capital discipline are fully embedded and are driving the re-positioning of our business in a very positive way. I have no doubt that a stronger HSBC is emerging from this process.

If there is one thing to highlight from all the work currently being done, it is the recognition of the benefits to our customers of the connectivity we can deliver across geographies through our universal banking model.

As we reshape HSBC we shall never lose sight of the importance of these network benefits or of the fact that replicating them in today's financial and regulatory landscape would be virtually impossible. Our opportunity - indeed our responsibility - is to make the most of this privilege - hard earned over close to 150 years.

There is no question that in recent years it has been socially challenging to be in banking. In the aftermath of the Global Financial Crisis, our industry has, deservedly, had to face up to well-founded public criticism and deal with the implications for its business models of a severe loss of trust. The consequential public policy response has been intense and prolonged, leading to significant regulatory changes as well as requiring banks to undertake critical self-examination as to their social purpose and culture.

The scale and depth of these examinations and reforms are immense but at their heart they quite properly address a simple question - namely is the financial system delivering what society expects from it in a way that contributes to the long-term sustainable health and growth of the economies in which we live. We have had to face up to our own particular issues, and since we last met, the Monitor appointed under our Deferred Prosecution Agreement and associated regulatory undertakings has commenced his work and issued his first report. There is much to do; but I am pleased to report there is a good professional relationship between us and a shared vision of where we are heading.

While we need with urgency to continue to address the causes of past failings in our industry, we have always to keep in perspective the benefits that come from a properly focussed and functioning financial system. These range from the efficient allocation of financial resources that enhances economic growth, to the financial innovation that allows those investing in new and complex areas to manage the related project risks and on to the creation of the products and services that allow individuals and companies to realise their ambitions and contemplate their future with confidence.

This is what the financial system can and must deliver and where we are focussing our endeavours.

As the developed world contemplates more subdued growth than enjoyed historically and as emerging markets enter a phase of consolidation, deregulation and greater market-based reforms, a number of trends are apparent that will shape the global economy in the near to mid-term. The first of these is urbanisation, most notably in China, as migration from the rural economy accelerates in order to achieve a more balanced distribution of economic prosperity.

Secondly, there is broad-based agreement that significant new investment in infrastructure is needed both to support this growth in urbanisation and at the same time to refresh ageing infrastructure in developed markets.
Thirdly, the newly affluent citizens benefitting from a greater share of economic prosperity will demand a more varied diet and better quality of life than their predecessors, putting even greater strain on the scarce natural resources needed to deliver this.
So the fourth overriding trend is a recognition that future economic prosperity has to be based on more efficient consumption of scarce natural resources and lower dependence on fossil fuels if targeted economic growth is to be sustainable; this leads to the need to embrace much greater investment in new 'green' technologies.

Finally, the world is facing a major shift in demographic profile, essentially an ageing population, relatively larger to the working population than ever seen, with huge consequential funding implications for pensions, healthcare and long-term care costs.

All of this reinforces that sustainability, in the context of the financial system, has to be at its core and not seen as a parallel accountability. That is why in 2014 we have folded our Corporate Sustainability Committee responsibilities into a new Conduct and Values Committee with much broader terms of reference.

This committee is responsible for non-executive oversight of, and advice to the Board on all aspects of HSBC's policies, procedures and standards designed to ensure that the Group conducts its business responsibly and consistently adheres to HSBC Values. The Committee's remit will not only provide the governance noted above but will continue to respond to changing expectations from society and our key stakeholders.

Turning to HSBC in the community, I am delighted to report the growing success of the HSBC Water Programme. Now in its second year of five we are seeing real progress in communities, both locally and globally. In conjunction with our partner Earthwatch, urban freshwater research projects are now up and running in 25 cities and over 1,600 HSBC Citizen Science Leaders have been trained to collect data on freshwater quality and biodiversity. Through our partner WaterAid, over 400,000 people now have access to safe water and over 500,000 have better sanitation. Thanks to our partner WWF, 72 institutions have committed to work together to protect the headwaters of the Pantanal in Brazil.

Our focus on improving society through education for the less advantaged continues to be both inspiring and successful. Last year in the UK, we launched a three-year, £30m programme - the Opportunity Partnership - that is designed to help young people realise their potential. In the first six months of the partnership, the initiative helped 3,000 young people to secure a place in education, training or work. In 2014, we are piloting a four-week vocational training course to help disadvantaged young people who are not work-ready to gain the skills and experience they need to access entry-level job opportunities, such as cashier or counsellor, at HSBC. Forty-five young people began the scheme in January 2014, with 250 due to take part by December. We hope that at least 50% of the young people who complete the programme will want to get a job at HSBC and succeed in doing so. If successful, they will join HSBC's existing apprenticeship programme.

I want to record how particularly proud I am of the commitment of my HSBC colleagues to employee volunteering opportunities - over 250,000 hours given in work time in 2013. We support this personal contribution not just through giving the time to participate but through training. And nothing is more important than Values, so in 2013 nearly 135,000 employees received focussed values training, in addition to the 103,000 employees who received such training in 2012.

We are on a never ending journey to improve HSBC's interaction with the societies we serve - to preserve the privilege of our unique footprint in the world built over nearly 150 years which provides both good returns to you our shareholders and fulfilling careers to over 250,000 employees. I am, as ever, extremely grateful for their continuing commitment and support and I am extremely proud of the way they are embracing change to continue to serve those who entrust their financial affairs to HSBC.

In summary, we are making good progress in building an institution of which we can all be proud - so let me turn now to Stuart to elaborate on the major milestones since we commenced this strategic repositioning.

Group Chief Executive, Stuart Gulliver, said:

Over the next few minutes I will reflect on the bank's performance over the last year and talk a little about some of the challenges and opportunities we face.

But before I do, I would like to take a moment to reflect on the distance that the bank has travelled since I first took up the post of Chief Executive three and a half years ago.

First strategy phase
In 2011 I outlined a new strategy to establish HSBC as the world's leading international bank. This aims to capitalise on two major trends:

· The continuing growth of international trade and capital flows; and

· Wealth creation, particularly in Asia, the Middle East and Latin America.

Since then we have put this strategy into action, pursuing more effective capital deployment, greater organisational efficiency and better returns.

We have now reached the end of the first phase of strategy implementation and begun the next phase.

Since 2011 we announced the sale or closure of 68 non-strategic businesses, releasing a potential US$95bn of risk-weighted assets.

We began the process of reallocating those assets to higher performing parts of the business, driving growth by capturing international trade and capital flows.

Our international network is now positioned to capture close to 90% of global GDP, trade and capital flows.

We exerted a firm grip on costs.

And we transformed the way we run the business, making it easier to manage and control.

As a consequence, your Group today is simpler and leaner than in 2011 with enhanced international connectivity, better internal collaboration between our Global Businesses and stronger potential for growth.

2013
The bank's performance in 2013 was heavily influenced by these strategic measures.

We increased our profit and kept costs under control.

Reported profit before tax was US$22.6bn, up 9% on 2012, and underlying profit before tax was US$21.6bn - an increase of 41%.

Underlying PBT was higher in three out of four global businesses, and in all of our regions except Latin America.

Underlying revenue was up US$1.7bn on 2012, marked by a resilient performance in Global Banking & Markets and growth in Commercial Banking.

And we achieved US$1.5bn dollars of additional sustainable cost savings across all regions.

There were other notable achievements in 2013.

We consolidated our position as the number one international bank for renminbi services and retained our leadership in the Greater Chinese market, as reflected in our first place rankings for dim sum bond issuance and Hong Kong M&A.

We provided greater convenience for our retail customers by rolling out new mobile applications across 25 key markets, with 2.5m downloads in 2013 and a further 800,000 in Q1 2014.

And we continued to build our international network through investments in city clusters, notably in the United States, mainland China and Germany.

These dense population centres offer a combination of client concentration, GDP growth and international opportunity that is clearly attractive for a bank of our strengths.

By investing in these urban centres we increase the ability of the bank to take advantage of our existing presence in key markets and the benefits of our unique network.

We anticipate that this will deliver long-term value to HSBC and to our shareholders.

I realise that some shareholders have registered concerns regarding the performance of the share price in 2013.

However, it is more representative to judge total shareholder return over the life-time of our strategy.

On that basis, total shareholder return from 2011 to today is 13%.

Here, our strong dividend performance differentiated us from our peers and I will return to this point in due course

2014
We expect 2014 to present challenges as well as opportunities.

The first quarter was relatively slow compared to 2013, although last year's first quarter benefitted from a number of specific items that didn't recur at the start of this year.

Nonetheless, in the first quarter, return on equity was 11.7%, we maintained a tight grip on costs, loan impairment charges remained under control and our capital position remained strong.

The benefits of our investment in Commercial Banking are increasingly apparent and we will continue to invest to capitalise on our unique network.

Our Global Banking & Markets business had a relatively good performance in a difficult environment, thanks to its distinctive business model and its strong international client franchise.

And while revenue in Retail Banking and Wealth Management was affected by removing the link between product sales and variable pay, in the long-run we believe these changes will benefit customers and shareholders by reducing the future risk of fines and customer redress.

Furthermore, the macro trends that have informed our strategy since 2011 remain in place.

Trade will continue to be a significant driver of growth.

HSBC sits on both sides of every one of the top fifteen trade corridors in the world, nine of which have our priority markets at both ends.

We are also able to capture some of the highest growth trade corridors between markets such as China and Brazil.

This network puts us in an unrivalled position to benefit from increasing global connectivity.

The emergence of a middle class is also driving domestic demand in the markets in which we are particularly well positioned.

The OECD estimates that by 2030, Asia-Pacific alone will host around two-thirds of the world's middle class.

By 2050, almost three billion people - more than 40% of today's population - will have joined the middle classes, almost all of whom will come from the so-called emerging markets.

We are also seeing the renminbi establish itself as a global currency faster than any other in history.

With around 18% of China's total trade last year settled in renminbi, our clients in developed and developing markets alike see an ability to settle in renminbi as essential for doing business.

The renminbi is already the number two trade currency in the world and is now firmly in the top 10 global payment currencies, up from 20th two years ago.

We will continue to drive the internationalisation of the renminbi and invest in our local and global capabilities to further strengthen our leadership position.

HSBC is uniquely positioned to capitalise on these trends and we will work to ensure that the benefits are felt by you, our owners.

Since 2011 we have declared dividends of nearly US$25bn and we remain committed to returning a sizeable portion of our profit to our shareholders.

In spite of the continuing uncertainty around the level of capital that we are required to hold, we have continued to demonstrate our ability to generate enough capital to deliver a progressive dividend.

In 2013 we were able to increase dividends in respect of the year by 9% to 49 cents per share, which cemented our status as one of the highest dividend payers in the FTSE.

And whilst there remains uncertainty for the entire industry about the final capital requirements set by regulators, our plan is for the dividend to continue to grow, as it has in each year since 2009.

The future
I remain dedicated to delivering the three strategic priorities for the next three years that I announced to you here last year.

First, we aim to further grow the business and dividends.

We will continue to invest in organic growth opportunities that are aligned to our strategy, consistent with our risk appetite and which add value to the Group.

In particular we will increase collaboration between our businesses, further improve connectivity between regions and build on our core strengths.

These include Commercial Banking, Foreign Exchange, Payments and Cash Management, our growing presence in ASEAN and Germany, and our existing position in the UK and Hong Kong.

Second, we will continue to implement our Global Standards programme which we believe will increase the quality of the Group's earnings.

Global Standards governs all of our activity and will drive consistently high standards throughout HSBC.

Whilst this requires considerable investment in enhanced compliance, I am confident that it will prove a significant competitive advantage and further protect the bank from the risk of financial crime.

Third, we aim to deliver a further US$2-3bn of sustainable savings by streamlining our processes and procedures.

We will achieve this by taking advantage of the considerable scope within the business to globalise and simplify many of our operations and practices.

By making these efficiencies we will continue to exert pressure on our cost base without in any way compromising our commitment to compliance, Global Standards, and investment in the future of the bank.

These three priorities are absolutely equal and we will pursue each of them with equal intensity.

Conclusion
Let me conclude.

Throughout our 149 year history HSBC has been blessed with a majority of staff who have served our customers and the bank with dedication, integrity and duty. This is as true today, and I would like to thank my colleagues on your behalf for their hard work here at HSBC.

Three years into the most extensive change programme in HSBC's history, we have shown clear progress towards delivering on our ambition to be recognised as the world's leading international bank.

Our purpose remains to connect our customers to opportunities around the world, enabling economies to prosper and helping people to realise their ambitions.

I remain confident that the measures that we have taken and will continue to take to implement our strategy will deliver our aims and generate superior, sustainable, long-term growth for our owners.

And over the next three years we will continue to implement this vision to repay the trust that you have placed in us.

Thank you for your continued support of HSBC.

Chairman of the Group Remuneration Committee, Sir Simon Robertson, said:

On behalf of the Remuneration Committee, may I start by thanking shareholders for the support that you have given us over the last 12 months.

We value the dialogue that we have with our shareholders and have tried to take account of all strands of shareholder opinion in creating the policy that we are asking you to vote on today.

If approved, this policy will apply for the next three years. However, I would like to assure shareholders that the Committee will continue to listen closely to your thoughts and concerns, and to seek ways of improving our work across the lifetime of the policy, as we have in preparing the new policy to put before you today.

We’re asking you to approve three resolutions on remuneration. These cover:

•	the Group’s remuneration policy for the next three years;
•	the 2013 annual remuneration report;

and, finally;

•	a resolution to allow a 2:1 variable to fixed pay ratio under new European regulations.

Remuneration policy
Resolution 2 is a new requirement for UK-listed companies. It is a binding resolution which, if approved, sets HSBC's remuneration policy for the next three years.

With the exception of the impact of new European regulations, which I will discuss separately later, we are not proposing any material changes to our remuneration policy. That policy has been well supported by our shareholders in the past and we have had a good dialogue with shareholders as part of this process.

The proposed policy retains significant levels of deferral and the ability to reduce or cancel deferred compensation during the vesting period, known as 'malus'.

It also retains transparent annual and long-term scorecards for our Executive Directors, as well as the long-term Group Performance Share Plan. Any shares awarded under the Group Performance Share Plan do not vest for five years and need to be held until retirement from the firm.

The proposed remuneration policy also clarifies the basis under which the Group Chairman might exceptionally be awarded shares under the Group Performance Share Plan.

The existing policy allows the Committee to make an award to Mr Flint in exceptional circumstances.

The proposed policy limits any such award to the Chairman to a maximum of 100% of fixed pay.

However, following consultation with shareholders, the Committee has decided to go further by restricting any potential future award to 44% of Mr Flint's fixed pay.

Any such award would be 'one-off' and exceptional. That is to say that if the Committee deems an award to be merited, no further such award could be made during the three-year term of the remuneration policy without additional approval from shareholders.

Remuneration report
Resolution 3 covers the annual remuneration report for 2013.

HSBC's remuneration policy was implemented last year with no material changes.

12% of pro-forma post-tax profit was allocated to variable pay in 2013, which is roughly the same proportion as in 2012. 53% was retained as capital and 35% distributed to shareholders as dividends. Variable pay increased by a smaller percentage than dividends or profits.

The Committee also exercised its discretion to reduce the variable pay awards to both the Group CEO and the Group Finance Director from those generated by a formulaic application of their scorecards.

The full details are set out in the remuneration report for 2013.

CRDIV
Resolution 4 proposes the alteration of HSBC's remuneration policy to deal with new European regulations and to maintain the bank's competitiveness against its global peers based outside the EU.

You will probably all have read that the European CRD IV directive applies a cap on the variable pay of those individuals designated as material risk takers in all EU headquartered banks.

We do not believe that this directive is the best way to serve shareholders' interests and it poses significant challenges for HSBC, given the extent of our profits generated outside Europe.

A significant proportion of the bank's material risk takers are based outside the EU, where most of our international peers do not have to comply with similar restrictions.

We have to remain globally competitive, but we also want to continue to balance the interests of shareholders and executives by ensuring that executives continue to have longer term exposure to our shares, as is the case under the current plan.

Our proposal is to introduce a share allowance for these material risk takers based on their role and responsibility. This allowance will not be variable. The balance of incentive pay will remain variable and subject to the Remuneration Committee's policy on malus - i.e. the ability to reduce compensation in the future.

This will enable us to remain competitive with non-EU banks which are not subject to these EU regulations.

Under the EU regulation, variable pay awards are restricted to 100% of fixed pay, but this can be increased to 200% with shareholder approval.

We are requesting this approval from you today so as to provide more flexibility for the Remuneration Committee to apply malus than would be the case if variable pay awards were restricted to 100% of fixed pay.

I would encourage your support for these three resolutions and would be happy to take your questions.

Investor Relations enquiries to:

London
Guy Lewis	+ 44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Media enquiries to:

London
Heidi Ashley	+ 44 (0) 20 7992 2045	heidi.ashley@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world’s largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 23 May 2014